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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                          NORTRAN PHARMACEUTICALS, INC.

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                     66877L

                                 (CUSIP Number)

                                   Rolf Herter
                        Dietrich, Baumgartner & Partners
                            Sihlporte 3 / Talstrasse
                                  P.O. Box 3580
                                 CH-8021 Zurich
                                (41-1) 217 47 47

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 21, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                 SCHEDULE 13D
CUSIP No. 66877L

1) Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only)
                  Rennes Fondation
2)     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)   [ ]
       (b)   [ ]

3)     SEC Use Only

4)     Source of Funds (See Instructions)
       WC
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                   [ ]

6)     Citizenship or Place of Organization

             Principality of Liechtenstein

               7)   Sole Voting Power
                        3,410,800
  Number of
   Shares
Beneficially
  Owned by
    Each
  Reporting
   Person
     with
              8)   Shared Voting Power
                        0

              9)   Sole Dispositive Power
                   3,410,800

              10)  Shared Dispositive Power
                        0

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       3,410,800

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             [  ]

13)    Percent of Class Represented by Amount in Row (11)
             8.3%

14)    Type of Reporting Person (See Instructions)
       OO


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ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, no par value ("Common Stock"), of Nortran Pharmaceuticals, Inc., a company organized under the laws of British Columbia, Canada (the "Issuer"), the principal executive offices of which are located at 3560 Wesbrook Mall, Vancouver, B.C., Canada, V6S 2L2.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Rennes Fondation (the "Reporting Person").

         (b) The Reporting Person's business address is Aeulestrasse 38, Vaduz, Principality of Liechtenstein, FL-9490.

         (c) The Reporting Person's business includes capital investment and related activities.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The Reporting Person is organized under the Principality of Liechtenstein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The funds used to purchase the securities described above came from the working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has acquired the securities solely for investment purposes.

         The Reporting Person does not have any present plans or proposals that relate to or would result in the following: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material



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change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any other similar action.

         The Reporting Person reserves the right to maintain its holdings at current levels without further action or to sell all or a portion of its holdings in the open market or in privately negotiated transactions or otherwise to one or more purchasers.

         The Reporting Person reserves the right to change its intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 3,410,800 shares of Common Stock, which represents approximately 8.3% percent of issued and outstanding shares of Common Stock of the Issuer.

         (b) As of the date hereof, the Reporting Person has sole voting power and sole dispositive power with respect to 3,410,800 shares of Common Stock of the Issuer.

         (c) The Reporting Person has not effected any transactions in the Common Stock of the Issuer in the past 60 days.

         (d) Not applicable.

         (e) Not applicable.




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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.




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                                    SIGNATURE

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  February 9, 2001

                                            RENNES FONDATION


                                            By: /s/ Rolf Herter
                                                ------------------------
                                                  Name: Rolf Herter
                                                  Title:   Director